UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*

              MEDICAL RESOURCE COMPANIES OF AMERICA
                         (Name of Issuer)

             Common Stock, par value $0.01 per share
                  (Title of Class of Securities)

                           58461 P-20-3
                          (CUSIP Number)

William Michael Gilley, 4265 Kellway Circle, Addison, Texas 75244
   (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                         November 3, 1995
     (Date of Event which Requires Filing of this Settlement


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   58461 P-20-3                     Page 2 of 4 Pages

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William Michael Gilley (SS# ###-##-####)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)
(b)  X


3    SEC USE ONLY



4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS
2(d) OR 2(e)



6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With

7    SOLE VOTING POWER

     127,000

8    SHARED VOTING POWER

     257,000

9    SOLE DISPOSITIVE POWER

     127,000

10   SHARED DISPOSITIVE POWER

     257,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     257,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%

14   TYPE OF REPORTING PERSON*

     IN

Item 1.   Security and Issuer.

     This statement relates to common stock, par value $0.01 per share of Medical Resource Companies of America, a Nevada corporation (the "Issuer"), with principal executive offices at 4265 Kellway Circle, Addison, Texas 75244.

Item 2.   Identity and Background.

     This statement is filed with respect to the ownership of 257,000 shares of the Issuer's common stock, of which 127,000 shares are held of record by the undersigned, 130,000 shares are held of record by the undersigned as a co-trustee of five irrevocable trusts, and 5,000 are held of record by Bartram Investment Properties, Inc., whose sole shareholder is the undersigned. Such share amounts have been adjusted for a one for five reverse stock split that was effected in December 1995. The following information is provided regarding the owner:

     (a)  Name:          William Michael Gilley

     (b)  Business Address:   4265 Kellway Circle
                         Addison, Texas 75244

     (c)  Principal Business: Executive Vice President of the
          Issuer

     (d) Registrant has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) Registrant has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds, or Other Consideration.

     On November 3, 1995, Mr. Gilley purchased 12,000 shares of unregistered common stock from Dennis McGuire, an employee of the Issuer, in exchange for $35,000 and the assumption of $30,000 debt from Mr. McGuire to the Issuer. On November 5, 1995, Mr. Gilley purchased 364 shares in the open market for $3,670.

Item 4.  Purpose of Transaction.

     Registrant now owns 127,000 shares of the Issuer for personnel investment and seeks to hold such securities for a sufficient period of time in order to realize a significant enhancement in their value. Registrant is the record holder as co-trustee of 130,000 additional shares held in trust for the benefit of Registrant's sisters, nephew, niece and son. Pursuant to instructions in the trust agreement, Registrant will seek to dispose of certain of such shares from time to time beginning in 1997 in order to diversify the assets of the trusts. Registrant participates actively in management of the Issuer through his position as an officer and director of the Issuer. Registrant has no present plan or proposal which would relate to or result in: (a) the acquisition of additional securities of the Issuer;
(b) any extraordinary corporate transaction involving the Issuer;
(c) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (d) any further change in the Board of Directors of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure;
(g) any change in the Issuer's Articles of Incorporation or Bylaws which may impede the acquisition of control of the Issuer;
(h) cause any securities of the Issuer to be delisted from the American Stock Exchange; or (i) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933.

Item 5.  Interests in Securities of the Issue.

     (a)  William Michael Gilley,
            Individually             122,000 shares        (3.5%)
          William Michael Gilley,
            as trustee               130,000 shares        (3.7%)
          Bartram Investment
            Properties, Inc.
                                       5,000 shares        (0.1%)
                                        257,000             7.3%

     (b)  William Michael Gilley, Individually -
          sole power to vote and dispose
          William Michael Gilley, Trustee -
          shared power to vote and dispose
          Bartram Investment Properties, Inc. -
          sole power to vote and dispose

     (c) 130,000 shares acquired as trustee of five trusts effective July 22, 1993.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Gilley has demand registration rights with respect to 36,000 shares. Such shares are subject to an effective Form S-3 registration statement. Pursuant to such registration statement, Mr. Gilley has signed an agreement pertaining to notice of and aggregation of his sales in certain cases with those of other family members in order to prevent violation of SEC Rule 10b-6.

Item 7.  Material to be Filed as Exhibits.

     None

Signature

     After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  January ___, 1996
                                   By:  W. Michael Gilley




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